COMMERCE HOLDINGS, INC.

10 Universal City Plaza

Suite 1950

Universal City, California 91608

November 26, 2008

VIA EDGAR ONLY

Ryan C. Milne

Accounting Branch Chief

Raquel Howard

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Commerce Holdings, Inc.
Your Letter dated November 5, 2008
Item 4.01 Form 8-K filed October 31, 2008
File No. 000-52564

Dear Mr. Milne and Ms. Howard:

In relation to the responses to the staff’s comment letter of November 5, 2008 relating to the above referenced report, please be advised that:

          (a)      Commerce Holdings, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

          (b)      the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          (c)      we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

COMMERCE HOLDINGS, INC.

s/Gary Clark

Gary Clark,

Chief Executive Officer